Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-203664-01

NORTHERN STATES POWER COMPANY

(a Minnesota corporation)

$600,000,000 3.60% FIRST MORTGAGE BONDS, SERIES DUE SEPTEMBER 15, 2047

Issuer:	Northern States Power Company (a Minnesota corporation)

Issue Format:	SEC Registered

Expected Ratings*:	Aa3/A/A+ (Stable/Stable/Stable) (Moody’s/Standard & Poor’s/Fitch)

Security Type:	First Mortgage Bonds

Pricing Date:	September 6, 2017

Settlement Date:	September 13, 2017 (T+5)

Interest Payment Dates:	Semi-annually on March 15 and September 15, commencing on March 15, 2018

Principal Amount:	$600,000,000

Maturity Date:	September 15, 2047

Reference Benchmark:	3.00% due May 15, 2047

Benchmark Price:	105-18

Benchmark Yield:	2.725%

Spread to Reference Benchmark:	+93 bps

Yield to Maturity:	3.655%

Coupon:	3.60%

Price to Public:	99.003% of principal amount

Net Proceeds to Issuer:	$588,768,000 (after underwriting discount but before transaction expenses)

Make-Whole Call:	Prior to March 15, 2047 (the par call date), T+15 bps (calculated to the par call date)

Par Call:	On or after March 15, 2047, at par

CUSIP/ISIN:	665772 CQ0 / US665772CQ04

Minimum Denominations:	$1,000

Joint Book-Running Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated PNC Capital Markets LLC

Co-Managers:	Fifth Third Securities, Inc. Loop Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc., toll free at 1-888-603-5847, BNY Mellon Capital Markets, LLC, toll free at 1-800-269-6864, Merrill Lynch, Pierce, Fenner & Smith Incorporated, toll free at 1-800-294-1322, or PNC Capital Markets LLC, toll free at 1-855-881-0697.